PE 1/23/2015

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

15005816

March 13, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-13-15

James E. Parsons
Exxon Mobil Corporation
james.e.parsons@exxonmobil.com

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2015

Dear Mr. Parsons:

This is in response to your letter dated January 23, 2015 concerning the shareholder proposal submitted to ExxonMobil by the Park Foundation and the Haidan Grandchildren's Trust FBO Sarah A. Haidan Martins de Souza. We also have received a letter on behalf of the Park Foundation dated February 23, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 13, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2015

The proposal requests that the board report to shareholders using quantitative indicators the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that ExxonMobil's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 23, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at Exxon Mobil Corporation on quantitative risk management reporting for hydraulic fracturing operations

Ladies and Gentlemen:

The As You Sow Foundation, on behalf of the Park Foundation (the "Proponent"), the beneficial owner of common stock of Exxon Mobil Corporation (the "Company"), submitted a shareholder proposal (the "Proposal") for inclusion in the Company's 2015 shareholder meeting proxy statement.

I have been asked by the Proponent to respond to the letter dated January 23, 2015 (the "Company letter"), sent to the Securities and Exchange Commission Staff (the "Staff") by James E. Parsons on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(10).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules and facts, the Proposal has not been substantially implemented and must be included in the Company's 2015 proxy materials. A copy of this reply is being e-mailed concurrently to James E. Parsons.

SUMMARY

The Proposal requests that the Company report to shareholders, using quantitative indicators, by December 31, 2015, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. The essential objective of the Proposal is that the Company use quantitative indicators to report on the environmental and community impacts of hydraulic fracturing. These disclosure guidelines have been developed by investors focused on the need to evaluate risks and progress by the Company and undertake side-by-side comparison of environmental results across companies in the sector. While the Company reports on some of its activities and policies on hydraulic fracturing, it wholly fails to fulfill the proposal's request for reporting through quantitative indicators on the results of those policies and practices. The Proposal accordingly has not been substantially implemented and must be included in the proxy report.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • (413) 825-0223 fax

THE PROPOSAL

The Resolved Clause of the Proposal states:

> **Resolved:** Shareholders request the Board of Directors report to shareholders using quantitative indicators, by December 31, 2015, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such report should be prepared at reasonable cost, omitting confidential information.

The **Supporting Statement** states:

> Proponents suggest the report provide quantitative information for each play in which the company has substantial extraction operations, on issues including, at a minimum:
>
> - Percentage of wells using "green completions;"
> - Methane leakage as a percentage of total production;
> - Percentage of drilling residuals managed in closed-loop systems;
> - Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
> - Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
> - Numbers and categories of community complaints of alleged impacts, and their resolution; and
> - Systematic post-drilling ground water assessment.

The Whereas clauses note the ongoing public concern about harm from companies' fracking operations, the continued bans and moratoria being passed due to these concerns, and the risk to the industry and shareholders caused by inadequate management of hydraulic fracturing operations. Information about the Company's performance and risk management is an important shareholder concern and quantitative indicators are an effective method of improving operational risks and allowing peer and shareholder comparison of each company's performance.

BACKGROUND

In 2011, to clearly articulate investors' reporting expectations on the hydraulic fracturing and environmental impacts, the Investor Environmental Health Network ("IEHN") and the Interfaith Center on Corporate Responsibility ("ICCR") published *Extracting the Facts: An Investor Guide to Disclosing Risks from Hydraulic Fracturing Operations*.[1] The report was based on an eighteen-month investor dialogue with energy companies, convened by Boston Common Asset Management and Apache Corporation, and supported by members of ICCR and Ceres. These , provided a venue for extended conversations concerning risks, management practices, and disclosures associated with hydraulic fracturing operations to occur and provided a forum for

[1] http://iehn.org/documents/frackguidance.pdf

industry experts to review draft practices and indicators.

The report identifies 12 core management goals, best management practices, and key performance indicators on which investors require disclosure to adequately assess risk management practices. The guidelines focus on encouraging companies to implement best management practices or to explain why such practices cannot be carried out. Furthermore, they emphasize the importance of going beyond compliance with existing regulations since the current regulatory framework, primarily at the state level, varies in stringency and, as evident from local bans and moratoria, may not be trusted by local communities.

Extracting the Facts has been widely referenced and utilized by investors. Investors on three continents (Australia, Europe, and North America) managing more than $1.3 trillion in assets have expressed support for the guidelines. The guidelines have also been used as the basis for internal risk evaluations conducted by JPMorgan Chase, reportedly the largest energy lender in the United States, and by Standard Chartered and Credit Agricole.[2] The guidelines have also drawn support from companies and nongovernmental advocacy organizations.

The Extracting the Facts guidelines were followed by an investor evaluation of company reporting in *Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations*.[3] Referring to this investor disclosure scorecard, BHP Billiton has stated, "The investor scorecard report issued last year gave a clear signal of where investors are seeking broader disclosure. We used that to help improve our public reporting this year."[4] In *Disclosing the Facts 2014*, the latest review of disclosures, Exxon Mobil disclosed only five out of the 35 evaluated metrics, placing it among the low performing/reporting companies in the sector.

ANALYSIS

I. The Proposal is Not Excludable Pursuant to Rule 14a-8(i)(10)

A. The Information Cited by the Company Wholly Fails to Meet the Proposal's Guidelines or Essential Purpose of Providing Quantitative Results

The Company argues that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(10). The Company argues that its various publications describing generic hydraulic fracturing practices, and stating that the Company has sound policies, suffice to substantially implement the Proposal's request. However, as detailed below, quantitative reporting on the *results* of its practices has not been adopted by the Company. Accordingly, the Proposal has not been substantially implemented.

---

[2] See page 53 at http://www.jpmorganchase.com/corporate/Corporate-Responsibility/document/JPMC_Full__CR_Report_2013.pdf. See also, http://iehn.org/documents/CPFIShaleGasGuidanceNoteApril2013.pdf.

[3] http://disclosingthefacts.org/

[4] http://www.mysanantonio.com/opinion/editorials/article/Disclosure-about-fracking-risks-best-policy-5974299.php

In order for the Company to meet its burden of proving substantial implementation pursuant to Rule 14a-8(i)(10), it must show that its activities meet the guidelines and essential purpose of the Proposal. The Staff has noted that a determination that a company has substantially implemented a proposal depends upon whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (Mar. 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's guidelines and its essential objective. See, e.g., *Exelon Corp.* (Feb. 26, 2010).

Thus, when a company can demonstrate that it has already taken actions that compare favorably with the guidelines of a proposal and meet the proposal's essential purpose, the Staff has concurred that the proposal has been "substantially implemented." In the current instance, the Company has not substantially fulfilled either the guidelines or the essential purpose of the Proposal which is to adopt quantitative indicators and report on the community and environmental effects of its hydraulic fracturing. In fact, the Letter does not refer to any quantitative indicators that would indicate any implementation of the essential purpose of the Proposal.

The Proposal at its core requests the Company "report to shareholders *using quantitative indicators….the results* of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations." The supporting statement provides examples of the types of quantitative indicators to be reported:

> ….quantitative information *for each play* in which the company has substantial extraction operations, on issues including, at a minimum:
>
> - Percentage of wells using "green completions;"
> - Methane leakage as a percentage of total production;
> - Percentage of drilling residuals managed in closed-loop systems;
> - Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
> - Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
> - Numbers and categories of community complaints of alleged impacts, and their resolution; and
> - Systematic post-drilling ground water assessment.

None of the Company's existing disclosures, separately or in combination, fulfill this request, or its essential purpose.

In the Letter the Company selectively characterizes the Proposal as a request for a report on the results of the Company's "policies and procedures…to minimize the adverse environmental impacts from the Company's hydraulic fracturing activities." This misstates the key objective of the Proposal which is to report using quantitative indicators on the results of the Company's policies and practices.

The Company letter mainly references content from the Company's publicly available report titled "Unconventional Resources Development: Managing the Risks" (the "Resource Development Report"). The Company also mentions American Petroleum Institute (API) management practices, the Company's Corporate Citizenship Report for 2013, and FracFocus. While the the Company describes some of its general policies and practices to reduce environmental and community impacts, it does not fulfill the core request of the Proposal for *quantitative reporting* on the *results* of those Company policies and practices. The Supporting Statement of the Proposal makes it clear that "at a minimum" the report should include quantitative information for each play in which it has substantial extraction operations for the issues listed within the Supporting Statement.

The Company's cited disclosures do nothing more than identify certain of the Company's policies and practices, and these are most often highly generalized statements relating to the procedures or technologies. The results are never assessed quantitatively with respect to the Company's fracking operations. The Proposal specifically requests a report on *results*, and there is no disclosure regarding the *results* of the Company's policies and practices to minimize environmental and community impacts.

Quantitative information on the results of the Company's hydraulic fracturing operations is necessary to allow shareholders to assess the effectiveness of the Company's policies and practices and to compare the Company's results against its peers. The Supporting Statement notes seven core issues, at a minimum, on which the company should report with quantitative indicators. Although the Company addresses certain of these issues with general statements about activities related to the issue, or cites examples of action it has taken in the past, or might currently be taking, none provide shareholders with clear information about how effective the actions or policies are.

B. The Information Cited by the Company Fails to Provide Quantitative Results for Each Play for Each of the Issues Requested in the Proposal

1. Percentage of wells using "green completions."

The Company cites the Resource Development Report at 28, which simply states that the Company "has been applying [green] completions technology on its gas wells" and offers a definition of the process. There is no quantitative assessment of what portion of wells are using green completions. Simply stating that the Company uses green completions without providing the percentage of wells that use it, gives no indication by which to assess the "results of company policy practices" to minimize adverse impacts from the Company's fracking operations. Is the company applying the practice at a small fraction of its wells, at fifty percent of its wells, at 100%? The information cited by the company does not satisfy the Proposal.

2. Methane leakage as a percentage of total production.

Methane leakage as a percentage of total production is a specific quantitative indicator that measures the efficiency of methane reduction across a company's wells. This quantitative indicator is important as a means of understanding how well the company is doing in reducing this potent global warming gas and is readily benchmarked against other companies that provide the data.

The Company provides no quantitative information on methane leakage, and certainly does not provide the amount of methane leakage as a percentage of total production. Instead, the Company points to the Resource Development Report at 28-30, which describes some of the company's general strategies to reduce methane, as well as its participation in a research study on methane, again with no quantitative results. The Company also notes new management systems in just two of its operations to reduce flaring, which include "flowlines and additional gas treating infrastructure," without providing detail or quantitative data about where those systems are implemented, how much of its operations are covered by these systems, or how effective they are.

The Company also cites its Corporate Citizenship Report for 2013 at 55, which states that methane emissions "represent less than 4 percent of [the Company's] direct GHG emissions." This reporting of the Company's general practices and methane emissions includes an array of operations besides its hydraulic fracturing operations, and gives no indication of methane leakage in proportion to total hydraulic fracturing production, which is a focus of the Proposal.

Finally, the Company cites the Resource Development Report at 11, which notes the "significant reduction in methane emissions [that] has accompanied the substantial growth in shale gas production." However, this is an economy-wide discussion, not specific to the company.

Notably, the Resource Development Report at 29 cites a 2013 study, in which the Company participated, "which found overall shale gas production methane emissions to be 0.0042 percent of gross production." This study was the result *from several companies' shale operations*. This shows that it is plausible for the Company to report on its own methane emissions as a percent of total production, and that *such information may already exist as a result of participation in that study, and yet the company has not disclosed such information.*

3. Percentage of drilling residuals managed in closed-loop systems.

Percentages of drilling residuals managed in closed-loop systems are an essential quantitative indicator in assessing results of Company policies and practices to minimize leaking, spills, and other environmental impacts. The Company makes no assertions regarding disclosures of drilling residuals managed in closed-loop systems, and certainly does not disclose percentages specific to its operations.

4. Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress.

Open pits for storage of drilling fluid and flowback water can have severe negative impacts on ground and surface waters; experts believe they should be eliminated wherever possible. The Company makes no disclosures regarding the use of open pits for storage of drilling fluid and flowback water, except to note that the company uses them. The Company does not disclose any goals to eliminate the use of this technique in its fracking operations.

5. Goals and quantitative reporting on progress to reduce toxicity of drilling fluids.

The Company discloses the chemical makeup of the drilling fluids it uses at its wells, however, the Company does not reference any goals or quantitative reporting on reducing the toxicity of its drilling fluids as called for by the Proposal.

6. Numbers and categories of community complaints of alleged impacts, and their resolution.

The Company cites several "steps it has to taken to improve its community engagement" in its Resource Development Report at 31, 34-35. However, the Company's reporting does not reflect quantification of the *results* of such policies and practices, as necessitated by the request for the number and quantity of community complaints. Without such information, shareholders are unable to track any identifiable trends on whether the Company is improving community relations.

7. Systematic post-drilling ground water assessment.

Systematic post-drilling ground water assessments assist in documenting whether or not the Company is having an impact on local ground water quality. Not only does this testing assure communities that their water will be tested after operations, but it can assist in demonstrating that the Company's operations *did not* impact groundwater. The Company letter asserts that it "extensively discloses water protection, usage, recycling, and wastewater disposal practices in the Resource Development Report." While Proponents disagree with this statement, there is no information, and the company does not point to any information, as to whether or not the Company conducts systematic post-drilling ground water assessments as requested by the Proposal, a measure which not only can alleviate community concerns, but which can protect the Company from costly litigation.

The Company's disclosures failed to meet each of the requests of the supporting statement, and therefore cannot be said to substantially implement the Proposal's guidelines or essential purpose.

C. The Company's Actions Do Not Compare Favorably to Staff Precedents Where Substantial Implementation Has Been Found to Have Occurred.

The Company cites other proposals where company reporting addressed the essential objectives of the proposal. Examination of those decisions shows that the Company's reporting does not live up to those precedents. For instance, in *The Boeing Co.* (Feb. 17, 2011), a proposal asking the company to review policies related to human rights to assess areas where the company needed to adopt and implement additional policies was held substantially implemented. In that instance, the company had a company code that dealt with human rights, conducted periodic reviews of the code, disclosed revisions, and had a record of ongoing dialogue with interested stakeholders on matters relevant to human rights. In *The Coca-Cola Co.* (Jan. 25, 2012) the proposal requested a report on the company response to public policy challenges associated with BPA, focusing on public health concerns. The Staff found substantial implementation where the company website had a section that specifically addressed the public health concerns regarding BPA. In *Caterpillar, Inc.* (Mar. 11, 2008) the proposal requested a global warming report, but the company had already provided substantial information on its response to global warming, including items requested in the proposal, in its existing sustainability report. In *Gap, Inc.* (March 16, 2001) the companies' public disclosures had addressed the core elements of the proposal on child labor practices.

The Company's reporting fails to meet the minimum requests of the Proposal, in the same manner that prior attempts by this company and others have failed to substantially fulfill the request of the proposal in the past. In *Exxon Mobil* (March 14, 2011). *Exxon Mobil* (March 22, 2012) and *Chesapeake Company* (April 13, 2010) similar proposals on natural gas extraction and hydraulic fracturing operations were at issue. In each instance, the company asserted that their web publications constituted "substantial implementation" of the specific hydraulic fracturing reporting proposals. In the instance of *Chesapeake*, despite a substantial volume of writing by the company on its policies on hydraulic fracturing, the proposal was not substantially implemented and could not be excluded because it failed to fulfill the specific asks of the proposal. In *Exxon Mobil* (2011), the proposal requested a report on environmental impacts of hydraulic fracturing and policy options regarding specific measures to reduce the environmental impact. The Company's existing reporting failed to meet three out of the four specific information requests of the supporting statement, and largely took the position, despite substantial evidence to the contrary, that there are no environmental impacts of hydraulic fracturing operations. In *Exxon Mobil* (2012) the proposal requested disclosure of short and long-term risks associated with hydraulic fracturing, including a list of specified risk factors. The proponent noted that the company only provided fragmentary and incomplete information on some of the community concerns and restrictions that it faced, failed to disclose government enforcement actions as requested by the proposal, and had disclosed little if any analysis useful to investors on the short and long term risks posed by these developments. Once again, the Staff found that the proposal was not substantially implemented.

The supporting statement of the Proposal indicates that the report should include *quantitative* information for *each play in which the company has substantial extraction operations*, on a list of metrics provided as *a minimum*. As discussed above, the company reporting fulfills none of these minimum requirements. Notably, there is no play-by-play quantitative reporting by the Company at all in the materials referenced by the Company letter.

Accordingly, the Proposal is not excludable under the Rule 14a-8(i)(10).

CONCLUSION

We request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis

cc: James E. Parsons

APPENDIX A

Quantitative Risk Management Reporting for Hydraulic Fracturing Operation ExxonMobil

Whereas,
Extracting oil and gas from shale formation using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have led to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Exxon is the largest producer of natural gas in Germany, which has maintained a moratorium on fracking despite intense industry lobbying. Additional moratoria were adopted in the United States this year, including in Denton, Texas, where Exxon's XTO unit honed its shale expertise. Communities' concerns about natural gas extraction operations near their homes was underscored when Exxon's Chief Executive Officer joined a lawsuit alleging that water hauling associated with hydraulic fracturing activities has the potential to increase noise and traffic, and decrease property values.

Disclosure of best management practices, and measurement of their impact, is the primary means by which investors can gauge how companies are managing the risks of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using *quantitative measures* as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original)

In a December 2014 report "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations", which ranked companies on disclosure of quantitative information to investors, Exxon scored only 14% on its disclosure practices.

Due to this poor performance, investors call for Exxon to provide detailed, quantitative, comparable data about how it is managing the risks and reducing the impacts of its natural gas extraction operations. Its *Operation Integrity Management System* fails to provide such reporting; as a generalized framework for companywide operations, it lacks criteria specific to shale energy operations.

Resolved: Shareholders request the Board of Directors, report to shareholders using quantitative indicators, by December 31, 2015, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such report should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report provide quantitative information for each play in which the company has substantial extraction operations, on issues including, at a minimum:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- Numbers and categories of community complaints of alleged impacts, and their resolution; and
- Systematic post-drilling ground water assessment.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 23, 2015

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of the Park Foundation and Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from As You Sow on behalf of the Park Foundation, and from Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved:** Shareholders request the Board of Directors report to shareholders using quantitative indicators, by December 31, 2015, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such report should be prepared at reasonable cost, omitting confidential information.
>
> **Supporting Statement:**
>
> Proponents suggest the report provide quantitative information for each play in which the company has substantial extraction operations, on issues including, at a minimum:
>
> - Percentage of wells using "green completions;"
> - Methane leakage as a percentage of total production;
> - Percentage of drilling residuals managed in closed-loop systems;
> - Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
> - Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
> - Numbers and categories of community complaints of alleged impacts, and their resolution; and
> - Systematic post-drilling ground water assessment.

A copy of the Proposal with its supporting statement (the "Supporting Statement"), as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *see* the 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

Accordingly, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even if by means other than those specifically requested by the shareholder proponent. *See, e.g., The Procter & Gamble Co.* (avail. Aug. 4, 2010); *Wal-Mart Stores, Inc. (AFL-CIO Reserve Fund et al.)* (avail. Mar. 30, 2010). Differences between a company's actions and a shareholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g., Exxon Mobil Corp. (Rossi)* (avail. Mar. 19, 2010).

The Staff consistently has concurred with the exclusion of shareholder proposals requesting reports where the company already publicly disclosed the subject matter of the requested report. *See, e.g., The Boeing Co.* (avail. Feb. 17, 2011) (concurring in the exclusion of a proposal requesting the company to assess and report on human-rights standards where the company had achieved the essential objective of the proposal through publicly available reports, risk management processes, and a code of conduct); *Caterpillar, Inc.* (avail. Mar. 11, 2008) (concurring with the company's exclusion of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008) (same); *PG&E Corp.* (avail. Mar. 6, 2008) (same); *The Dow Chemical Co.* (avail. Mar. 5, 2008) (same); *Johnson & Johnson* (avail. Feb. 22, 2008) (same). Further, the Staff has concurred in the exclusion of shareholder proposals seeking a report from the company's board of directors when the contents of the requested report were disclosed in multiple locations on the company's corporate website. *See Mondelēz International, Inc.* (avail. Mar. 7, 2014); *The Coca-Cola Co.* (avail. Jan. 25, 2012); *The Gap, Inc.* (avail. Mar. 16, 2001).

The essential objective of the Proposal is that the Company produce a report that discloses to shareholders "the results of [C]ompany policies and practices . . . to minimize the adverse environmental and community impacts from the [C]ompany's hydraulic fracturing operations associated with shale formations." As discussed below, the Company has substantially implemented this essential objective through its public disclosures on this topic. These disclosures include the Company's publicly available report titled "Unconventional Resources Development – Managing the Risks" (the "Resource Development Report")[1] and other public disclosures.[2] Specifically, the Company has disclosed the following information concerning its policies and practices to minimize the "adverse environmental and community impacts from the [C]ompany's hydraulic fracturing operations associated with shale formations":

- The Resource Development Report identifies the standards developed by The American Petroleum Institute ("API") as the best management practices for petroleum producers, which incorporate practices above those required by applicable law. API has developed six documents that "address the risk management issues accompanying unconventional well construction and management." The Company uses these best practices—which address well construction, water management, environmental protection, mitigating land surface impacts associated with hydraulic fracturing, and engagement with local communities—in designing its hydraulic fracturing operations. *See* Resource Development Report at 12-13.

[1] A copy of the Resource Development Report is available on the Company's website at: http://corporate.exxonmobil.com/search?search=unconventional%20resources%20.

[2] Additional disclosures are referenced below.

- The Company discloses its practices related to water use and protection, disclosure of the chemical compounds present in the drilling fluids used in its operation, disposal of wastewater. *See* Resource Development Report at 18-22.

- The Company discloses its efforts to reduce methane emissions, including the Company's investments in infrastructure intended to process methane gas generated in its operations in an environmentally sustainable manner. *See* Resource Development Report at 30.

- The Company discloses its efforts to conserve and minimize its use of fresh water in its hydraulic fracturing operations, including the fact that it was able to reduce its fresh water use by eight million gallons by substituting recycled water from its hydraulic fracturing operations in some cases. *See* Resource Development Report at 21.

- The Company has also identified the North American locations where the Company has unconventional operations, including hydraulic fracturing, and gives specific measurements related to energy industry production of carbon-dioxide and methane emissions. *See* Resource Development Report at 11-12.

- The Company has disclosed information related to "green completions," which involve capturing gases produced as part of the natural resource production process. Specifically, the Company has disclosed its application of green completion (also referred to as "reduced emission completions" technology on its gas wells prior to the revised Environmental Protection Agency regulations. *See* Resource Development Report at 28.

- As disclosed on page 55 of its Corporate Citizenship Report for 2013,[3] methane emissions "represent less than 4 percent of [the Company's] direct [greenhouse gas] emissions." The Company discloses its efforts to continually reduce such emissions through reduced emissions completions and other methods, *see* Resource Development Report at 28-30, and the historical decrease in total U.S. methane gas emissions from natural gas systems, *id.* at 11.

- The Company extensively discloses its water protection, usage, recycling, and wastewater disposal practices in the Resource Development Report, including its

---

[3] Available on the Company's website at: http://corporate.exxonmobil.com/search?search=2013%20corporate%20citizen%20report.

water management practices, the several layers of protection built into the company's drilling operations, and compliance with API guidelines with respect to disposal of wastewater. *See* Resource Development Report at 19-21.

- The Company discloses the chemical makeup of the drilling fluids it uses at its wells using the FracFocus online registry available at http://fracfocus.org. *See also* Resource Development Report at 24.
- The Company's disclosures outline the steps it has taken to improve its community engagement—including limiting its truck traffic during certain hours of the day, using sound mitigation technology, working with conservation organizations, meeting with community and elected leaders about the Company's operations, and encouraging its employees to be active in the community—and address concerns raised in those communities. Such steps include limiting its truck traffic during certain hours of the day, using sound mitigation technology, working with conservation organizations, meeting with community and elected leaders about the Company's operations, and encouraging its employees to be active in the community. *See* Resource Development Report at 31, 34-35.

The Proposal is primarily concerned with disclosure about the Company's efforts to address the risks associated with the Company's hydraulic fracturing operations. Accordingly, the Company's publication of the detailed disclosures in the Resource Development Report and the other disclosures referenced above substantially implements the Proposal, which requests disclosure "using quantitative indicators" of "the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations." Accordingly, the Company's publication of the Resource Development Report and its other disclosures substantially implements the Proposal, which requests disclosure "using quantitative indicators" of "the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations."

As in *Boeing*, *Caterpillar*, *Coca-Cola*, and *The Gap*, the Company already has publicly disclosed in a report published on its corporate website the information that the Proposal requests. Further, as the Staff made clear in *Mondelēz*, *Coca-Cola* and *The Gap*, the Proposal is still excludable as substantially implemented even though the Company has disclosed the information sought by the Proposal in several different locations, i.e., the Resource Development Report, the Citizenship Report, and FracFocus. Through these disclosures, the Company has publicly disclosed its "the results of [C]ompany policies and practices . . . to minimize the adverse environmental and community impacts from the [C[ompany's hydraulic fracturing operations," including the specific items listed in the Supporting Statement. Accordingly, the Company has substantially implemented the

Proposal, and it may be excluded from the 2015 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to james.e.parsons@exxonmobil.com. If I can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

James E. Parsons

James E. Parsons
Coordinator—Corporate, Finance and Securities Law

Enclosures
cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Jon M. Jensen, Park Foundation
Danielle Fugere, As You Sow
Harold Depoali, Whittier Trust Company of Nevada, Inc., as Trustee of the Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza

101866802.7

Exhibit A

AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 8, 2014

Attn: Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent The Park Foundation, a shareholder of Exxon Mobil stock.

To protect our right to raise this issue before shareholders, we are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from The Park Foundation authorizing us to act on their behalf is enclosed. A representative of the filer will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of our concerns.

Sincerely,

Danielle Fugere
President
As You Sow

Enclosures

- Shareholder Proposal
- Park Foundation Authorization

Quantitative Risk Management Reporting for
Hydraulic Fracturing Operations
ExxonMobil

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have led to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Exxon is the largest producer of natural gas in Germany, which has maintained a moratorium on fracking despite intense industry lobbying. Additional moratoria were adopted in the United States this year, including in Denton, Texas, where Exxon's XTO unit honed its shale expertise. Communities' concerns about natural gas extraction operations near their homes was underscored when Exxon's Chief Executive Officer joined a lawsuit alleging that water hauling associated with hydraulic fracturing activities has the potential to increase noise and traffic, and decrease property values.

Disclosure of best management practices, and measurement of their impact, is the primary means by which investors can gauge how companies are managing the risks of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using *quantitative measures* as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original)

In a December 2014 report "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations", which ranked companies on disclosure of quantitative information to investors, Exxon scored only 14% on its disclosure practices.

Due to this poor performance, investors call for Exxon to provide detailed, quantitative, comparable data about how it is managing the risks and reducing the impacts of its natural gas extraction operations. Its *Operations Integrity Management System* fails to provide such reporting; as a generalized framework for companywide operations, it lacks criteria specific to shale energy operations.

Resolved: Shareholders request the Board of Directors report to shareholders using quantitative indicators, by December 31, 2015, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such report should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report provide quantitative information for each play in which the company has substantial extraction operations, on issues including, at a minimum:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- Numbers and categories of community complaints of alleged impacts, and their resolution; and
- Systematic post-drilling ground water assessment.

PARK
FOUNDATION

October 30, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 3, I authorize As You Sow to file or cofile a shareholder resolution on behalf of the Park Foundation with Exxon Mobil Corporation (Exxon), and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Park Foundation has continuously owned over $2,000 worth of Exxon stock for over a year. The Park Foundation intends to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on the Park Foundation's behalf with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention the Park Foundation related to the resolution; I will alert As You Sow in either case. I confirm that Park Foundation's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Jon M. Jensen
Executive Director
Park Foundation

Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851
Tel: 607/272-9124 Fax: 607/272-6057

AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 8, 2014

RECEIVED
DEC 1 0 2014
B. D. TINSLEY

Received
DEC 1 0 2014
J. J. Woodbury

Attn: Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent The Park Foundation, a shareholder of Exxon Mobil stock.

To protect our right to raise this issue before shareholders, we are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from The Park Foundation authorizing us to act on their behalf is enclosed. A representative of the filer will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of our concerns.

Sincerely,

Danielle Fugere
President
As You Sow

Enclosures

- Shareholder Proposal
- Park Foundation Authorization

**Quantitative Risk Management Reporting for
Hydraulic Fracturing Operations
ExxonMobil**

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have led to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Exxon is the largest producer of natural gas in Germany, which has maintained a moratorium on fracking despite intense industry lobbying. Additional moratoria were adopted in the United States this year, including in Denton, Texas, where Exxon's XTO unit honed its shale expertise. Communities' concerns about natural gas extraction operations near their homes was underscored when Exxon's Chief Executive Officer joined a lawsuit alleging that water hauling associated with hydraulic fracturing activities has the potential to increase noise and traffic, and decrease property values.

Disclosure of best management practices, and measurement of their impact, is the primary means by which investors can gauge how companies are managing the risks of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using *quantitative measures* as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original)

In a December 2014 report "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations", which ranked companies on disclosure of quantitative information to investors, Exxon scored only 14% on its disclosure practices.

Due to this poor performance, investors call for Exxon to provide detailed, quantitative, comparable data about how it is managing the risks and reducing the impacts of its natural gas extraction operations. Its *Operations Integrity Management System* fails to provide such reporting; as a generalized framework for companywide operations, it lacks criteria specific to shale energy operations.

Resolved: Shareholders request the Board of Directors report to shareholders using quantitative indicators, by December 31, 2015, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such report should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report provide quantitative information for each play in which the company has substantial extraction operations, on issues including, at a minimum:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- Numbers and categories of community complaints of alleged impacts, and their resolution; and
- Systematic post-drilling ground water assessment.

PARK FOUNDATION

October 30, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 3, I authorize As You Sow to file or cofile a shareholder resolution on behalf of the Park Foundation with Exxon Mobil Corporation (Exxon), and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Park Foundation has continuously owned over $2,000 worth of Exxon stock for over a year. The Park Foundation intends to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on the Park Foundation's behalf with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention the Park Foundation related to the resolution; I will alert As You Sow in either case. I confirm that Park Foundation's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Jon M. Jensen
Executive Director
Park Foundation

Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851
Tel: 607/272-9124 Fax: 607/272-6057

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 10, 2014

Attn: Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent The Park Foundation, a shareholder of Exxon Mobil stock.

In regards to the shareholder proposal submitted by for inclusion in the 2015 proxy statement on Dec. 8, 2014, by As You Sow, on behalf of the Park Foundation, please find enclosed proof of stock ownership for The Park Foundation.

Sincerely,

Danielle Fugere
President
As You Sow

Enclosures

- Park Foundation Proof of Ownership

The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000

Northern Trust

December 9, 2014

Attn: Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

The Northern Trust Company, a DTC participant, acts as the custodian for the Park Foundation. As of and including December 8, 2014, The Northern Trust Company has continuously held 117 shares of Exxon Mobile Corp Common stock for over one year on behalf of the Park Foundation.

Yours sincerely,

Frank Fauser
Vice President

NTAC:Missing

AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 10, 2014

Received
DEC 12 2014
J. J. Woodbury

RECEIVED
DEC 12 2014
G.R. GLASS

Attn: Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent The Park Foundation, a shareholder of Exxon Mobil stock.

In regards to the shareholder proposal submitted by for inclusion in the 2015 proxy statement on Dec. 8, 2014, by As You Sow, on behalf of the Park Foundation, please find enclosed proof of stock ownership for The Park Foundation.

Sincerely,

Danielle Fugere
President
As You Sow

Enclosures

- Park Foundation Proof of Ownership

The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60603
(312) 630-6000

Northern Trust

December 9, 2014

Attn: Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

The Northern Trust Company, a DTC participant, acts as the custodian for the Park Foundation. As of and including December 8, 2014, The Northern Trust Company has continuously held 117 shares of Exxon Mobile Corp Common stock for over one year on behalf of the Park Foundation.

Yours sincerely,

Frank Fauser
Vice President

NTAC:Missing

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 18, 2014

VIA UPS – OVERNIGHT DELIVERY

Danielle Fugere
President, As You Sow
1611 Telegraph Ave., Suite 1450
Oakland, California 94612

Dear Ms. Fugere:

This will acknowledge receipt of the Proposal concerning a report on the results of ExxonMobil's policies and practices to minimize certain impacts from its hydraulic fracturing operations, which you have submitted on behalf of the Park Foundation in connection with ExxonMobil's 2015 annual meeting of shareholders. You provided us with the authorization that the Park Foundation has provided to you. However, the authorization does not specifically relate to the Proposal in question; accordingly, we believe that the authorization is insufficient for you to file the Proposal on behalf of the Park Foundation.

If As You Sow is filing the Proposal on your own behalf, then you have not submitted sufficient proof of your ownership of the requisite amount of shares of ExxonMobil's common stock. In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 8, 2014, which is the date the Proposal was received by fax.

You do not appear on our records as a registered shareholder. Moreover, to date we have not received proof that you have satisfied these ownership requirements. To remedy this defect, you must submit sufficient proof verifying As You Sow's continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including December 8, 2014. In addition, you must affirmatively state As You Sow's intention to hold the requisite amount of shares through the date of ExxonMobil's 2015 annual meeting of shareholders.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the proponent's shares (usually a broker or a bank) verifying that the proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 8, 2014; or

- if the proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

You can confirm whether their broker or bank is a DTC participant by asking your broker or bank or by checking the listing of current DTC participants, which is available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the proponent's broker or bank is a DTC participant, then the proponent needs to submit a written statement from their broker or bank verifying that the proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 8, 2014.

- If the proponent's broker or bank is not a DTC participant, then the proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 11, 2014. The proponent should be able to find out who this DTC participant is by asking the proponent's broker or bank. If the proponent's broker is an introducing broker, the proponent may also be able to learn the identity and telephone number of the DTC participant through the proponent's account statements, because the clearing broker identified on the proponent's account statements will generally be a DTC participant. If the DTC participant that holds the proponent's shares knows the proponent's broker's or bank's holdings, but does not know the proponent's holdings, the proponent needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 8, 2014, the required amount of securities were continuously held – one from the proponent's broker or bank confirming the proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the proponent or the proponent's representative, who is qualified to present the proposal on the proponent's behalf, must attend the annual meeting in person to present the proposal. If the proponent intends for a representative to present the Proposal, the proponent must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting under New Jersey law, the representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Enclosures

c: Jon M. Jenson, Park Foundation

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
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> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
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>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
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>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

From: Danielle Fugere [mailto:DFugere@asyousow.org]
Sent: Friday, December 26, 2014 4:29 PM
To: Tinsley, Brian D
Subject: Fracking Resolution

Brian,

I hope your holidays were enjoyable.

Attached please find a letter responding to your recent emails, with two additional attachments.

Please let me know if you have questions or comments. Please also provide confirmation that you received this email.

Best,

Danielle

Danielle Fugere
President
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8141 (direct line) | (415) 577-5594 (cell)
dfugere@asyousow.org | www.asyousow.org

~Promoting corporate social and environmental responsibility since 1992~

PARK FOUNDATION

RECEIVED
JAN 6 2015
B. D. TINSLEY

December 22, 2014

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

We write to confirm that As You Sow was authorized to file a shareholder resolution at Exxon Mobil for consideration at the 2015 shareholder meeting requesting quantitative risk management reporting for hydraulic fracturing operations on behalf of the Park Foundation.

Sincerely,

Jon M. Jensen
Executive Director
Park Foundation

Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851
Tel: 607/272-9124 Fax: 607/272-6057

Whittier Trust

INVESTMENT & WEALTH MANAGEMENT

RECEIVED
DEC 11 2014
B. D. TINSLEY

December 10, 2014

Attn: Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal,

Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza is a shareholder of Exxon Mobil Corporation and has held over $2,000 of Exxon Mobil Corporation stock continuously for over one year. As Trustee of Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza, we intend to continue to hold this stock until after the upcoming Annual Meeting.

We hereby notify Exxon Mobil Corporation of our intention to co-file the enclosed shareholder resolution and are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with As You Sow, which is lead filer of this resolution and is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

Harold J. Depaoli, Sr. VP – Client Advisor Manager
Whittier Trust Company of Nevada, Inc., as Trustee of the
Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza

Enclosures

- Shareholder Proposal

100 West Liberty Street, Suite 890, Reno, NV 89501 775.686.5400 whittiertrust.com

Quantitative Risk Management Reporting for
Hydraulic Fracturing Operations
ExxonMobil

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have led to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Exxon is the largest producer of natural gas in Germany, which has maintained a moratorium on fracking despite intense industry lobbying. Additional moratoria were adopted in the United States this year, including in Denton, Texas, where Exxon's XTO unit honed its shale expertise. Communities' concerns about natural gas extraction operations near their homes was underscored when Exxon's Chief Executive Officer joined a lawsuit alleging that water hauling associated with hydraulic fracturing activities has the potential to increase noise and traffic, and decrease property values.

Disclosure of best management practices, and measurement of their impact, is the primary means by which investors can gauge how companies are managing the risks of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using *quantitative measures* as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original)

In a December 2014 report "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations", which ranked companies on disclosure of quantitative information to investors, Exxon scored only 14% on its disclosure practices.

Due to this poor performance, investors call for Exxon to provide detailed, quantitative, comparable data about how it is managing the risks and reducing the impacts of its natural gas extraction operations. Its *Operations Integrity Management System* fails to provide such reporting; as a generalized framework for companywide operations, it lacks criteria specific to shale energy operations.

Resolved: Shareholders request the Board of Directors report to shareholders using quantitative indicators, by December 31, 2015, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such report should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report provide quantitative information for each play in which the company has substantial extraction operations, on issues including, at a minimum:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- Numbers and categories of community complaints of alleged impacts, and their resolution; and
- Systematic post-drilling ground water assessment.

Tinsley, Brian D

From:	Austin Wilson <awilson@asyousow.org>
Sent:	Thursday, December 11, 2014 3:48 PM
To:	Tinsley, Brian D
Cc:	Danielle Fugere
Subject:	Shareholder Proposal Cofiling
Attachments:	Exxon Cofiling Packet Sarah Martins.pdf
Importance:	High
Categories:	External Sender

RECEIVED
DEC 11 2014
B. D. TINSLEY

Mr. Tinsley,

Please find attached a cofiling letter for a shareholder proposal. As You Sow is delivering this document to Exxon Mobil as a convenience to the cofiler.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(415) 717-0638 (cell)
(510) 735-8149 (direct line)
awilson@asyousow.org

Whittier Trust

INVESTMENT & WEALTH MANAGEMENT

December 10, 2014

Attn: Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal,

Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza is a shareholder of Exxon Mobil Corporation and has held over $2,000 of Exxon Mobil Corporation stock continuously for over one year. As Trustee of Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza, we intend to continue to hold this stock until after the upcoming Annual Meeting.

We hereby notify Exxon Mobil Corporation of our intention to co-file the enclosed shareholder resolution and are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with As You Sow, which is lead filer of this resolution and is authorized to act on our behalf in the negotiation, including withdrawal of this resolution.

A representative of the lead filer will attend the stockholders' meeting to move the resolution as required. We hope a dialogue with the company can result in resolution of our concerns.

Sincerely,

Harold J. Depoali, Sr. VP – Client Advisor Manager
Whittier Trust Company of Nevada, Inc., as Trustee of the
Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza

Enclosures

- Shareholder Proposal

Quantitative Risk Management Reporting for
Hydraulic Fracturing Operations
ExxonMobil

Whereas,
Extracting oil and gas from shale formations using horizontal drilling and hydraulic fracturing technology has become a controversial public issue. Leaks, spills, explosions and community impacts have led to bans and moratoria in the U.S. and around the globe, putting the industry's social license to operate at risk.

Exxon is the largest producer of natural gas in Germany, which has maintained a moratorium on fracking despite intense industry lobbying. Additional moratoria were adopted in the United States this year, including in Denton, Texas, where Exxon's XTO unit honed its shale expertise. Communities' concerns about natural gas extraction operations near their homes was underscored when Exxon's Chief Executive Officer joined a lawsuit alleging that water hauling associated with hydraulic fracturing activities has the potential to increase noise and traffic, and decrease property values.

Disclosure of best management practices, and measurement of their impact, is the primary means by which investors can gauge how companies are managing the risks of their operations. The Department of Energy's Shale Gas Production Subcommittee recommended in 2011 that companies "adopt a more visible commitment to using *quantitative measures* as a means of achieving best practice and demonstrating to the public that there is continuous improvement in reducing the environmental impact of shale gas production." (emphasis in original)

In a December 2014 report "Disclosing the Facts: Transparency and Risk in Hydraulic Fracturing Operations", which ranked companies on disclosure of quantitative information to investors, Exxon scored only 14% on its disclosure practices.

Due to this poor performance, investors call for Exxon to provide detailed, quantitative, comparable data about how it is managing the risks and reducing the impacts of its natural gas extraction operations. Its *Operations Integrity Management System* fails to provide such reporting; as a generalized framework for companywide operations, it lacks criteria specific to shale energy operations.

Resolved: Shareholders request the Board of Directors report to shareholders using quantitative indicators, by December 31, 2015, and annually thereafter, the results of company policies and practices, above and beyond regulatory requirements, to minimize the adverse environmental and community impacts from the company's hydraulic fracturing operations associated with shale formations. Such report should be prepared at reasonable cost, omitting confidential information.

Supporting Statement:
Proponents suggest the report provide quantitative information for each play in which the company has substantial extraction operations, on issues including, at a minimum:

- Percentage of wells using "green completions;"
- Methane leakage as a percentage of total production;
- Percentage of drilling residuals managed in closed-loop systems;
- Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress;
- Goals and quantitative reporting on progress to reduce toxicity of drilling fluids;
- Numbers and categories of community complaints of alleged impacts, and their resolution; and
- Systematic post-drilling ground water assessment.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, TX 75039-2298

ExxonMobil

December 17, 2014

VIA UPS – OVERNIGHT DELIVERY

Mr. Harold Depoali
Senior Vice President
Whittier Trust Company of Nevada, Inc.
100 West Liberty Street, Suite 890
Reno, NV 89501

Dear Mr. Depoali:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza the ("Co-filer") the proposal previously submitted by Danielle Fugere concerning report on hydraulic fracturing in connection with ExxonMobil's 2015 annual meeting of shareholders. However, as noted in your December 10, 2014, letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 11, 2014, which is the date the Proposal was received by fax.

The Co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Co-filer has satisfied these ownership requirements. To remedy this defect, the Co-filer must submit sufficient proof verifying their continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including December 11, 2014.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Co-filer's shares (usually a broker or a bank) verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 11, 2014; or

- If the Co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Co-filer can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which may be available on the internet at: http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Co-filer's broker or bank is a DTC participant, then the Co-filer needs to submit a written statement from its broker or bank verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 11, 2014.

- If the Co-filer's broker or bank is not a DTC participant, then the Co-filer needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 11, 2014. The Co-filer should be able to find out who this DTC participant is by asking the Co-filer's broker or bank. If the Co-filer's broker is an introducing broker, the Co-filer may also be able to learn the identity and telephone number of the DTC participant through the Co-filer's account statements, because the clearing broker identified on the Co-filer's account statements will generally be a DTC participant. If the DTC participant that holds the Co-filer's shares knows the Co-filer's broker's or bank's holdings, but does not know the Co-filer's holdings, the Co-filer needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 11, 2014, the required amount of securities were continuously held – one from the Co-filer's broker or bank confirming the Co-filer's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to Jeanine.gilbert@exxonmobil.com.

In light of the SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

Enclosures

c: Danielle Fugere, As You Sow

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 16, 2014

Attn: Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

Please find enclosed proof of ownership of Exxon Mobil stock for Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza ("The Co-filer"). The Co-filer is co-filing a shareholder resolution with As You Sow for inclusion in Exxon Mobil's 2015 Proxy Statement. We are delivering the enclosed proof of ownership as a convenience to The Co-filer.

Please confirm receipt of this letter. We will not be sending a physical copy.

Sincerely,

Austin Wilson
Environmental Health Program Manager
As You Sow

Enclosures

- Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza Proof of Ownership

THE BANK OF NEW YORK MELLON

December 12, 2014

Attn: Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal,

The Bank of New York Mellow, a DTC participant, acts as the custodian for Whittier Trust Company of NV, Inc. As of and including December 12, 2014, The Bank of New York Mellon has continuously held 2,000 shares of Exxon Mobil common stock with voting rights for over one year on behalf of Whittier Trust Company of NV, Inc.

Best Regards,

Martin Petroski, Vice President, Service Director

Whittier Trust Company of Nevada, Inc. as Trustee of the Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza hereby confirms such shares have been held for over one year in the name of Whittier Trust Company of Nevada, Inc. as Trustee of the Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza.

Renee McQueen, Senior Vice President, Operations Manager

From: Danielle Fugere [mailto:DFugere@asyousow.org]
Sent: Friday, December 26, 2014 4:29 PM
To: Tinsley, Brian D
Subject: Fracking Resolution

Brian,

I hope your holidays were enjoyable.

Attached please find a letter responding to your recent emails, with two additional attachments.

Please let me know if you have questions or comments. Please also provide confirmation that you received this email.

Best,

Danielle

Danielle Fugere
President
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8141 (direct line) | (415) 577-5594 (cell)
dfugere@asyousow.org | www.asyousow.org

~Promoting corporate social and environmental responsibility since 1992~

RECEIVED
JAN 6 2015
B. D. TINSLEY

THE BANK OF NEW YORK MELLON

December 12, 2014

Attn: Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal,

The Bank of New York Mellow, a DTC participant, acts as the custodian for Whittier Trust Company of NV, Inc. As of and including December 12, 2014, The Bank of New York Mellon has continuously held 2,000 shares of Exxon Mobil common stock with voting rights for over one year on behalf of Whittier Trust Company of NV, Inc.

Best Regards,

Martin Petroski, Vice President, Service Director

Whittier Trust Company of Nevada, Inc. as Trustee of the Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza hereby confirms such shares have been held for over one year in the name of Whittier Trust Company of Nevada, Inc. as Trustee of the Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza.

Renee McQueen, Senior Vice President, Operations Manager

AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 23, 2014

RECEIVED
JAN 6 2015
B. D. TINSLEY

Attn: Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

We are in receipt of your letter dated December 17, 2014, in which you request proof of share ownership for the Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza ("the Co-filer"). As You Sow faxed a letter, on behalf of the co-filer, to Exxon on December 16, 2014, which included proof of share ownership for the Co-filer. We are again enclosing proof of share ownership for the Co-filer.

We are also in receipt of your second letter dated December 17, 2014, regarding shareholder authorization from the Park Foundation. Although we are not required to do so by either law or regulation, we have enclosed a letter from the Park Foundation authorizing as You Sow to act on its behalf on the fracking resolution.

Please provide confirmation that you have received the enclosed documents.

Sincerely,

Danielle Fugere
President
As You Sow

Enclosures

- Haldan Grandchildren's Trust FBO Sarah A. Haldan Martins de Souza Proof of Ownership
- Park Foundation Letter